Live Pacha, LLC (the "Company") a California Company

Financial Statements

For the fiscal year ended December 31, 2024

LIVE Pacha

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 BMO Checking	0.00
10010 Mercury Checking 2630	334,620.92
10015 Mercury Savings 3528	30,031.08
10020 PayPal Bank	1,538.33
10100 Shopify Clearing	15,079.08
1072 Bill.com Money Out Clearing	0.00
Total Bank Accounts	**$381,269.41**
Accounts Receivable	
11000 Accounts Receivable	182,497.32
Total Accounts Receivable	**$182,497.32**
Other Current Assets	
12100 Inventory Asset	34,741.66
12400 Food Inventory	0.00
12401 Consignment Inventory	0.00
12402 Finished Goods Inventory	57,319.58
12403 Freight and Auxiliary Inventory Cost	1,064.92
12404 Packaging Materials	117,627.84
12405 Raw Materials Ingredients	80,150.57
12406 Work-in-Process Inventory	5,463.78
Total 12400 Food Inventory	**261,626.69**
13000 Prepaid Expenses	22,396.95
13010 Pre-paid Insurance	0.00
Total 13000 Prepaid Expenses	**22,396.95**
13020 Prepaid Interest	10,316.86
19010 Undeposited Funds	0.00
Total Other Current Assets	**$329,082.16**
Total Current Assets	**$892,848.89**
Fixed Assets	
15000 Furniture and Equipment	0.00
15010 Hobart Mixer	0.00
15020 Proofer	0.00
15030 Vacuum Seal Machine	4,650.00
15040 Vulcan Proofer	0.00
15050 Arctic Air Fridge	2,150.00
15060 Double Stack Convection	0.00
15200 Leasehold Improvements	86,094.00
15300 Machinery & Equipment	1,144,874.94
15400 Unifiller Single Head Depositor	0.00

LIVE Pacha

Balance Sheet

As of December 31, 2024

	TOTAL
15410 Office Equipment	9,771.05
17000 Accumulated Depreciation	-88,517.59
Total Fixed Assets	**$1,159,022.40**
Other Assets	
18700 Security Deposits Asset	16,500.00
Total Other Assets	**$16,500.00**
TOTAL ASSETS	**$2,068,371.29**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	52,308.06
20010 Accounts Payable (A/P) - PHP	0.00
Total Accounts Payable	**$52,308.06**
Credit Cards	
21000 Capital One (7162)	190,190.79
21010 Divvy	36,465.70
Total Credit Cards	**$226,656.49**
Other Current Liabilities	
22000 Accrued Expenses	2,112.52
22020 Deferred Revenue	13,852.68
22030 Customer Pre Payment	0.00
22035 Unearned Revenue	0.00
22900 Chargeback Disputes	-9,359.52
24010 Loan Payable - Adam Hiner	0.00
24020 Loan Payable - Affirm Loan	4,761.83
24030 Loan Payable - Ascentium Capital	159,266.64
24035 Loan Payable - Ascentium Capital 12/24	287,189.67
24040 Loan Payable - Cardiff	50,037.25
24050 Loan Payable - Pawnee Loan	61,597.37
24070 Loan Payable - WSFS Bank	10,627.95
24080 Shopify Capital	0.00
24090 Shopify Capital Loan 2	23,263.45
24100 PayPal Working Capital Loan	0.00
24110 Whole Foods Loan	248,977.52
24150 Convertible Note - Lebruska	192,865.99
24210 Sales Tax Agency Payable	0.00
25500 Sales Tax Payable	4,649.97
Total Other Current Liabilities	**$1,049,843.32**
Total Current Liabilities	**$1,328,807.87**
Total Liabilities	**$1,328,807.87**

	TOTAL
Equity	
31001 Contribution - Alex Bleier	7,500.00
31002 Contribution - Arturo Luyando Ruanova and Veronica Penski Buchthal	40,002.00
31003 Contribution - Coleen Hansen	30,006.00
31004 Contribution - Gary Whitehouse	15,000.00
31005 Contribution - Jennifer & Seth Smiley	50,004.00
31006 Contribution - Jessica Kortas	75,006.00
31007 Contribution - Jose Caldera	200,000.00
31008 Contribution - Joseph Scarfone	72,000.00
31009 Contribution - Sterling Neblett	25,002.00
31010 Contribution - The Jeffrey Grad Trust Dated 4.21.17	50,000.00
31011 Contribution - The Reego Family	60,000.00
31012 Contribution - The Tarlow Schoch Children's Trust	25,002.00
31013 Contribution - WeFunder	1,308,129.40
31014 Contributions - Abner Nevarez	10,000.00
31015 Contributions - Adam Hiner	287,670.00
31016 Contributions - Alex Navarrete	10,002.00
31017 Contributions - Barnholt Williams, LLC	90,000.00
31018 Contributions - Basheer Ahamed	25,002.00
31019 Contributions - Brant Crenshaw	50,004.00
31020 Contributions - Brian Blum	20,000.00
31021 Contributions - Brian Greenwald	51,000.00
31022 Contributions - Brooke Flynn	111,000.00
31023 Contributions - Burton Foods, LLC	382,291.94
31025 Contributions - Coulter Edward Brown	10,000.00
31026 Contributions - Daniel Goldstein	20,004.00
31027 Contributions - David Albert	10,002.00
31028 Contributions - David Benaron	10,000.00
31029 Contributions - Dereck Gibson	10,000.00
31030 Contributions - Emily Mayo	10,002.00
31031 Contributions - Energy Warrior	100,008.00
31032 Contributions - Gary Spear Trust	40,002.00
31033 Contributions - Gina Shiotani	12,000.00
31034 Contributions - Glo Vegan, LLC	20,004.00
31035 Contributions - Jackie Dragon	30,000.00
31036 Contributions - John W. Waite Jr.	19,998.00
31037 Contributions - Jordan Frank	15,525.00
31038 Contributions - Kelly Coughlin	10,000.00
31039 Contributions - Madeleine Haman	211,333.42
31040 Contributions - Matthew Gnabasik	75,006.00
31041 Contributions - Melissa Murphy	10,000.00
31042 Contributions - Michelle Mackey	12,000.00
31043 Contributions - Misha Schoolov	42,000.00

	TOTAL
31044 Contributions - Nathan Reed	25,000.00
31045 Contributions - Pamela Hamman	20,000.00
31046 Contributions - Paul and Stephanie Luczynski	25,200.00
31047 Contributions - Ryan Berman	6,000.00
31048 Contributions - Suzette Sondag	25,003.02
31049 Contributions - The Saloner Trust dated July 16,2008	20,000.00
31050 Contributions - Tiffany Heil	55,002.00
31051 Contributions - Trilogy	221,000.00
31052 Contributions - Vincent Camiolo	24,996.00
31053 Contributions - William Buttner	10,500.00
31054 Contributions - William Hiner	50,004.00
31055 Contributions - Winds Grace Trust	25,002.00
31056 Contribution - Ahmed Rahim	7.00
32000 Retained Earnings	-2,312,492.76
Net Income	-1,118,163.60
Total Equity	**$739,563.42**
TOTAL LIABILITIES AND EQUITY	**$2,068,371.29**

LIVE Pacha

Profit and Loss

January - December 2024

	TOTAL
Income	
40000 *Gross Sales	-327.12
41000 01 Sales - DTC	1,738,643.94
41010 DTC - Other Product Income	85,101.90
Total 41000 01 Sales - DTC	**1,823,745.84**
41020 02 Sales - Distributor	1,855,698.04
41030 03 Sales - Wholesale	16,077.60
Total 40000 *Gross Sales	**3,695,194.36**
44100 Shipping Income	894,968.42
45000 Deductions	
45100 Discounts & Refunds - DTC	-263,538.02
45200 Distributor Chargebacks	
45210 Net Terms Discounts	-44,956.59
45220 Other Distributor Chargebacks	0.19
45230 Promotions	-19,323.76
45240 Slotting	-73,219.40
45250 Spoilage	-6,570.88
45260 TPR	-94,664.89
Total 45200 Distributor Chargebacks	**-238,735.33**
Total 45000 Deductions	**-502,273.35**
Total Income	**$4,087,889.43**
Cost of Goods Sold	
50900 Product COGS	922,812.88
50920 Other Product COGS	43,458.26
Total 50900 Product COGS	**966,271.14**
51000 Facilities	
51010 Laundry and Uniforms	11,236.76
51020 Maintenance Repair Operating	33,257.04
51030 Rent	277,113.38
51050 Utilities	21,823.37
Total 51000 Facilities	**343,430.55**
52000 Production Labor	250.00
52010 01 Production Labor	645,882.62
52020 02 Production Payroll Taxes	53,339.47
Total 52000 Production Labor	**699,472.09**
53000 Shipping Materials	110,354.23

	TOTAL
54000 Shipping Expense - DTC	936,649.30
55000 Small Tools and Supplies	25,000.16
57000 Equipment Rental	19,583.23
59000 Inventory Adjustment	86,760.87
Total Cost of Goods Sold	**$3,187,521.57**
GROSS PROFIT	**$900,367.86**
Expenses	
60000 G & A Expenses	
61000 Payroll Expenses - G&A	
61010 Gross Wages	168,927.08
61020 Payroll Taxes	5,234.16
61030 Employee Benefits	
61032 Health Insurance	22,540.93
61033 Office Food and Beverages	60.57
61035 Team Events	615.90
Total 61030 Employee Benefits	**23,217.40**
Total 61000 Payroll Expenses - G&A	**197,378.64**
61400 Charitable Donations	5,800.00
62500 Dues and Subscriptions	30,926.20
63300 Insurance	
63310 Liability Insurance	11,185.95
63320 03 Workers Comp Insurance	30,823.78
Total 63300 Insurance	**42,009.73**
64010 Office Expenses	
64011 Office Supplies	2,566.13
Total 64010 Office Expenses	**2,566.13**
64030 Technology Expense	
64031 Bank Service Charges	796.86
64032 Data & Web Services	18,947.85
64034 Telephone, Internet & Hardware	5,471.23
Total 64030 Technology Expense	**25,215.94**
64050 Licensing & Permits	16,856.96
66000 Travel	6,708.93
66700 Professional Fees	43,367.69
Total 60000 G & A Expenses	**370,830.22**
68000 Research & Development	2,876.12

	TOTAL
70000 Sales and Marketing Expenses	
71000 Marketing Expenses	
71002 Advertising - Direct	881,575.60
71003 Affiliate Marketing	14,504.62
71004 Agency Fees	44,681.94
71005 Content Creation	14,415.99
71007 Event Sponsorships	7,385.00
71008 Event Supplies	240.17
71009 Marketing Materials	2,148.20
71012 Promotional Demos	1,122.35
71014 Samples - Marketing	495.31
71017 Website - Maintenance	19,824.72
Total 71000 Marketing Expenses	**986,393.90**
73000 Payroll Expense - Marketing	
73100 01 Gross Wages	120,414.28
73110 02 Payroll Taxes	570.00
73120 03 Payroll Fees	5,722.62
Total 73000 Payroll Expense - Marketing	**126,706.90**
74000 Sales Expenses	
74030 Freight Distribution	138,028.13
74040 Merchant fees	90,240.52
74050 Sales Brokers	73,260.55
74060 Sales Consultant	59,153.92
74100 Slotting	223.30
74140 Trade Shows	3,869.50
Total 74000 Sales Expenses	**364,775.92**
74200 Sub-Contractor Expense	3,220.00
Total 70000 Sales and Marketing Expenses	**1,481,096.72**
Total Expenses	**$1,854,803.06**
NET OPERATING INCOME	**$ -954,435.20**
Other Income	
90010 Other Income	46,458.16
90050 Interest Income	0.88
Total Other Income	**$46,459.04**
Other Expenses	
Unrealized Gain or Loss	0.00
80010 Bad Debt	150.00
80020 Depreciation Expense	61,448.54
80030 Taxes	12,756.58
80040 Exchange Gain or Loss	96.37
80050 Interest Expense	95,115.19

	TOTAL
81000 Other Miscellaneous Expense	40,620.76
Total Other Expenses	**$210,187.44**
NET OTHER INCOME	**$ -163,728.40**
NET INCOME	**$ -1,118,163.60**

LIVE Pacha

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,119,832.63
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-80,243.10
12100 Inventory Asset	-9,663.41
12402 Food Inventory:Finished Goods Inventory	41,655.51
12404 Food Inventory:Packaging Materials	-59,953.65
12405 Food Inventory:Raw Materials Ingredients	-16,686.53
12406 Food Inventory:Work-in-Process Inventory	-5,464.25
13000 Prepaid Expenses	20,342.64
13020 Prepaid Interest	4,125.14
20000 Accounts Payable	-80,305.15
20010 Accounts Payable (A/P) - PHP	0.00
21000 Capital One (7162)	32,259.27
21010 Divvy	36,465.70
22000 Accrued Expenses	2,112.52
22020 Deferred Revenue	13,852.68
22030 Customer Pre Payment	0.00
22900 Chargeback Disputes	-9,359.52
24010 Loan Payable - Adam Hiner	0.00
24020 Loan Payable - Affirm Loan	-2,806.34
24030 Loan Payable - Ascentium Capital	-28,310.19
24035 Loan Payable - Ascentium Capital 12/24	287,189.67
24040 Loan Payable - Cardiff	-9,955.22
24050 Loan Payable - Pawnee Loan	-13,375.87
24070 Loan Payable - WSFS Bank	-2,111.08
24080 Shopify Capital	-180,321.44
24090 Shopify Capital Loan 2	23,263.45
24100 PayPal Working Capital Loan	0.00
24110 Whole Foods Loan	248,977.52
24150 Convertible Note - Lebruska	-6,164.91
25500 Sales Tax Payable	3,170.69
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**208,694.13**
Net cash provided by operating activities	**$ -911,138.50**
INVESTING ACTIVITIES	
15300 Machinery & Equipment	-356,268.74
17000 Accumulated Depreciation	61,448.54
Net cash provided by investing activities	**$ -294,820.20**
FINANCING ACTIVITIES	
31001 Contribution - Alex Bleier	7,500.00
31003 Contribution - Coleen Hansen	30,006.00
31005 Contribution - Jennifer & Seth Smiley	50,004.00
31006 Contribution - Jessica Kortas	75,006.00
31007 Contribution - Jose Caldera	200,000.00

LIVE Pacha

Statement of Cash Flows

January - December 2024

	TOTAL
31009 Contribution - Sterling Neblett	25,002.00
31012 Contribution - The Tarlow Schoch Children’s Trust	25,002.00
31013 Contribution - WeFunder	601,535.40
31015 Contributions - Adam Hiner	106,170.00
31018 Contributions - Basheer Ahamed	25,002.00
31026 Contributions - Daniel Goldstein	10,002.00
31031 Contributions - Energy Warrior	100,008.00
31039 Contributions - Madeleine Haman	85,583.34
31040 Contributions - Matthew Gnabasik	75,006.00
31048 Contributions - Suzette Sondag	15,003.00
31055 Contributions - Winds Grace Trust	25,002.00
31056 Contribution - Ahmed Rahim	7.00
Net cash provided by financing activities	**$1,455,838.74**
NET CASH INCREASE FOR PERIOD	**$249,880.04**
Cash at beginning of period	131,389.37
CASH AT END OF PERIOD	**$381,269.41**

Live Pacha, LLC
Statement of Changes in Equity

Accounts	2024 Amount ($)
Beginning Equity	297,457.00
Contributions - Investors & WeFunder	1,455,838.74
Net Income (Loss)	(1,118,163.60)
Total Equity	739,563.42

Live Pacha, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Live Pacha, LLC (the "Company") is a company organized on June 4, 2020 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.